Exhibit 99.2

925 Broadbeck Drive, Suite 220 Thousand Oaks, California 91320 Phone: (805) 484-3613 TSX ticker symbol: KEI NASDAQ ticker symbol: KGEI

For Immediate Release

KOLIBRI GLOBAL ENERGY INC. ANNOUNCES 2024 AGM RESULTS

THOUSAND OAKS, Calif, May 15, 2024 – Kolibri Global Energy Inc. (the “Company” or “Kolibri”) (TSX: KEI, NASDAQ: KGEI) is pleased to announce the results of the Annual General Meeting of shareholders of the Company held in Marina del Rey, California on May 15, 2024. All of the resolutions put forward at the meeting were approved.

The Company’s shareholders voted to fix the number of directors of the Company at five and elected the following five nominees to the board of directors. Each of the nominees will serve for a one-year term and hold office until the next annual meeting of shareholders, unless he or she sooner ceases to hold office. The following table sets forth the votes submitted by proxy with respect to the election of directors:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	3,205,234	98.16%	60,197	1.84%
Douglas C. Urch	3,107,064	95.15%	158,367	4.85%
Leslie O’Connor	3,215,155	98.46%	50,276	1.54%
David Neuhauser	2,978,513	91.21%	286,918	8.79%
Evan S. Templeton	3,123,101	95.64%	142,330	4.36%

The Company wishes to thank Eric Brown, who did not stand for re-election, for his many years of contributions to the Company and wishes Mr. Brown all the best in his future endeavours.

The shareholders appointed Marcum LLP as the auditor of the Company.

Additional details will be provided in a Report of Voting Results to be filed on SEDAR.

About Kolibri Global Energy Inc.

Kolibri Global Energy Inc. is a North American energy company focused on finding and exploiting energy projects in oil and gas. Through various subsidiaries, the Company owns and operates energy properties in the United States. The Company continues to utilize its technical and operational expertise to identify and acquire additional projects in oil, gas and clean and sustainable energy. The Company’s shares are traded on the Toronto Toronto Stock Exchange under the stock symbol KEI and on the NASDAQ under the stock symbol KGEI.

For further information, contact:

Wolf E. Regener +1 (805) 484-3613
Email: wregener@kolibrienergy.com
Website: www.kolibrienergy.com